ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
2 April to 27 May 2014

National Grid plc (“NG”)

Wednesday 7 May 2014

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 31,915 NG ordinary shares, on 7 May, under the scheme was confirmed by the Trustee today, at a price of 842.8796 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	15 Ordinary Shares

Andrew Bonfield	15 Ordinary Shares

John Pettigrew	15 Ordinary Shares

  The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,324,892 Ordinary Shares

Andrew Bonfield	962,135 Ordinary Shares

John Pettigrew	359,557 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

1 May 2014

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 30 April 2014 consisted of 3,854,339,684 ordinary shares, of which 119,659,936 were held as treasury shares; leaving a balance of 3,734,679,748 shares with voting rights.

The figure of 3,734,679,748 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

17 April 2014

National Grid plc

Directors’ Interests in National Grid plc Ordinary Shares

National Grid plc has today received confirmation of the following updated interest for Steve Holliday:

National Grid Sharesave Scheme

Today Steve Holliday exercised a Sharesave option following its five year maturity (1st April 2014), granted to him in December 2008 over 3,921 shares, at an option price of 427.05p.

His total interest remains unchanged.

Contact: Robin Kerner, Assistant Secretary- Share Schemes

(0207 004 3223).

National Grid plc (“NG”)

Tuesday 8 April 2014

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 32,563 NG ordinary shares, on 7 April, under the scheme was confirmed by the Trustee yesterday, at a price of 818.357 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	15 Ordinary Shares

Andrew Bonfield	15 Ordinary Shares

John Pettigrew	15 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,324,877 Ordinary Shares

Andrew Bonfield	962,120 Ordinary Shares

John Pettigrew	359,542 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).